SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS 2022 THIRD QUARTER RESULTS[1]

“Our Brazilian business built up momentum this quarter, delivering double-digit top line and bottom line growth, which more than offset continued headwinds in some of our international operations.”– Jean Jereissati, CEO

Total Volume (organic)

+1.3% vs LY

Led by Brazil NAB (+10.2%), Latin America South (“LAS”) (+4.5%) and Canada (+3.4%), while Brazil Beer volumes were flat (0.0%), lapping 3Q21 strong performance. Central America and the Caribbean (“CAC”) volumes declined by 18.7%, led by the Dominican Republic and Panama.

Net Revenue (organic)

+18.9% vs LY

Driven mostly by net revenue per hectoliter (“NR/hl”) growth of 17.4%. Net revenue grew in most of our business units: LAS[2] +45.8%, Brazil NAB +35.8%, Brazil Beer +17.1% and Canada +9.2%, while in CAC it declined by 13.1%.

Normalized EBITDA (organic) +10.6% vs LY Driven by top line performance, partially offset by commodities prices impacting COGS and sustained inflationary pressures impacting overall SG&A.

Normalized Profit

R$ 3,229.8 million

Normalized profit declined by 13.9% versus R$ 3,753.3 million in 3Q21, since EBITDA growth was more than offset by higher financials expenses and higher effective tax rate given 3Q21 one-off Deferred Taxes Liabilities reversion of approximately R$ 754 million.

Cash flow from operating activities R$ 6,109.4 million Cash flow from operating activities declined by 4.5% compared to R$ 6,398.2 million in 3Q21, impacted by CAC and Canada performances.

ESG

We have reached over 200 active partners of our supply chain in Brazil in the collective effort led by us to reduce scope 3 emissions, representing more than 70% of the total value chain emissions.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2022, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 16).

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MANAGEMENT COMMENTS

Another quarter of double-digit topline and EBITDA growth driven by our continued momentum in Brazil

The quarter was marked by momentum in Brazil more than offsetting continued headwinds in some of our international operations, particularly CAC. Inflation continued to pressure costs and expenses across our markets, but continued volume growth and improved NR/hl performance led to both top line and EBITDA double-digit growth. Moreover, Brazil’s performance during 3Q22 improved when compared to 1H22, and we remain on track to deliver better net revenue and EBITDA growth in 2H22 although our international operations have not yet improved.

Consistent net revenue growth remains a reality, driven mostly by improved NR/hl performance versus 1H22 (+17.4% vs. +14.0%). Disciplined execution of our revenue management initiatives, on premise recovery and growth of our premium brands led to NR/hl increasing in 8 of our top 10 markets. In addition, volumes totaled over 46 million hectoliters (+1.3%), a new record for a third quarter. More importantly, on a last rolling 12-month basis, volumes grew to 185 million hectoliters, which is 23 million hectoliters above pre-pandemic levels (19 million in Brazil).

Brazil’s commercial performance once again led the way, with double-digit net revenue growth in Brazil Beer (+17.1%) and Brazil NAB (+35.8%) translating into double-digit EBITDA growth (17.7% and 78.5%, respectively) and EBITDA margin expansion (+20 bps and +620 bps, respectively).

In Brazil Beer, we have continued to meet the moment as out of home occasions return, and the execution of our commercial strategy delivered yet again. Volumes were flat, with premium brands growing high-single digit and core brands growing mid-single digit. Core plus brands continue to represent approximately 10% of our total beer volumes (vs. about 4% pre-pandemic). As for Brazil NAB, the step change in volume growth continued (+10.2%) thanks to on premise recovery, market share gains (according to our estimates) and improved distribution with BEES, while NR/hl performance was mostly driven by our revenue management initiatives, on premise recovery as well as better premium and single serve mix.

Meanwhile, LAS grew both net revenue and EBITDA (45.8% and 40.5%, respectively), CAC faced a very tough quarter with both top line and EBITDA declining (-13.1% and -43.6%, respectively), and Canada remained on the sequential recovery track with top line up 9.2% and EBITDA down 2.6% EBITDA, with EBITDA margin contracting in all three regions (-110 bps, -1480 bps and -320 bps, respectively).

In LAS, net revenue growth was a product of NR/hl continuing to grow in line with 1H22, coupled with resilient volume growth in Argentina despite macro challenges, and volume recovery in Bolivia, which has been coming back this year from the COVID pandemic.

In CAC, rising inflation and supply chain disruption hit the region particularly hard. Net revenue performance was impacted by declining volumes in the Dominican Republic and Panama amid a high inflationary environment. Moreover, costs and expenses were higher than in 1H22 thanks to continued commodities headwinds, as well as a step up in diesel and ocean freight inflation, as the region relies more on imports.

As for Canada, despite higher costs and expenses leading to the decline in EBITDA, net revenue growth improved, with both volume and NR/hl growing thanks to market shares gains in our core, core plus and premium beer brands, as well as a better beyond beer industry, which recovered sequentially.

COGS and SG&A growth remain a factor overall given persistent inflation in certain markets, such as Brazil, Canada and the Dominican Republic, and higher inflation in others, such as Argentina and Chile. COGS were mostly impacted by commodity headwinds (primarily aluminum, but also barley), whereas SG&A was mainly impacted by an increase in distribution costs thanks to diesel and freight, particularly in markets that have a higher degree of imported products such as Canada, Chile and CAC countries. As a result, Cash COGS/hl increased 21.5% and SG&A rose 23.3%. For the year, we continue to expect Brazil Beer Cash COGS/hl (excluding the sale of non-Ambev products on the marketplace) to grow within the 16-19% range.

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YTD22 net revenue was up 19.0%, with volumes increasing by 3.6% and NR/hl growing by 14.9%. Normalized EBITDA was up 12.4%, with margins contracting 160 bps.

Financial highlights - Ambev consolidated	3Q21	3Q22	% As Reported	% Organic	YTD21	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	45,655.4	46,256.3	1.3%	1.3%	128,993.2	133,580.4	3.6%	3.6%
Net revenue	18,492.6	20,587.6	11.3%	18.9%	50,843.5	57,015.8	12.1%	19.0%
Gross profit	9,239.5	9,939.6	7.6%	15.5%	25,679.8	27,579.0	7.4%	14.3%
% Gross margin	50.0%	48.3%	-170 bps	-140 bps	50.5%	48.4%	-210 bps	-200 bps
Normalized EBITDA	5,468.9	5,600.6	2.4%	10.6%	16,085.4	16,661.6	3.6%	12.4%
% Normalized EBITDA margin	29.6%	27.2%	-240 bps	-210 bps	31.6%	29.2%	-240 bps	-160 bps

Profit	3,712.7	3,215.0	-13.4%		9,375.6	9,807.9	4.6%
Normalized profit	3,753.3	3,229.8	-13.9%		9,477.9	9,867.1	4.1%
EPS (R$/shares)	0.23	0.20	-12.5%		0.58	0.60	4.7%
Normalized EPS (R$/shares)	0.23	0.20	-13.9%		0.58	0.61	4.2%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Ambev as a platform

1. After a halt due to COVID-19, this quarter, Barretos and Jaguariúna rodeo festivals were back in Brazil within the context of Brahma’s country music circuit (Circuito Brahma Sertanejo), attracting millions of people both in person and on television broadcasting of the most popular festivals’ concerts.

During the quarter we remained focused on delivering consistent results in each of the following five strategic pillars:

Looking ahead, we are prepared to continue meeting the moment as the FIFA World Cup™ approaches. This will be the first time that the event will take place during summer in the Southern Hemisphere, and also, it represents an unprecedented opportunity for us to leverage the five pillars of our platform. The FIFA World Cup™ is always a special moment for connecting with clients and consumers, and thanks to the evolution of our strategy in the last few years, we believe we are much better positioned as compared to the 2018 FIFA World Cup™. For instance, in Brazil:

1.	Our brands are healthier and, according to our estimates, our market share has grown. In the YTD, since 2018, core volumes grew approximately 5 million hectoliters, core plus volumes grew over 5 million hectoliters, and our premium brands grew about 4 million hectoliters.
2.	The innovation pipeline has strengthened our product offering since 2018, delivering new liquids and packaging for different consumption occasions. Innovation has represented over 15% of our net revenues, and Brahma Duplo Malte and Spaten have led the development of the core plus segment for us, representing over 25% of the volume growth vs. 2018.

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3.	We improved our service level to customers through technology, especially after the launch and roll-out of BEES, which has delivered a greater assortment of products and services, improved customer experience, as well as more convenience and flexibility in terms of logistics. Since 2018, we have increased by 64% the number of available delivery dates to POCs and opened more than 15 UDCs.
4.	Our connection with consumers has also improved considerably thanks to technology. Thanks to the development of Zé Delivery, consumers can now order beverages (and other products) from the convenience of their homes. Zé Delivery has become a leading delivery service for the in-home consumption occasion, with more than 3,000 POCs serving directly to consumers.
5.	We have strengthened the ties with our ecosystem, which has led to a more engaged team, and a greater positive impact in our communities (more than 10 million people impacted with our social programs since 2018) and in the environment (we achieved 100% renewable electricity this year). Comparing to 2018, we also improved one position in our corporate reputation, becoming the second best company in Brazil according to Merco, the leading corporate reputation monitor in Latin America.

ESG

In relation to our Net Zero Commitment, we signed "The Climate Pledge", a commitment that brings together over 370 companies and articulates the development of joint strategies in line with the Paris Agreement to overcome the challenges imposed by the climate crisis and reach decarbonization by 2040.

Also, we reached over 200 active partners of our supply chain in Brazil in the collective effort led by us to reduce scope 3 emissions. Such partners represent more than 70% of the total value chain emissions. We also engaged our management and partners in a special event with the United Nations High-level Climate Champion of Conference of the Parties (COP) aiming at incentivizing new partnerships within our ecosystem in order to achieve our Net Zero Commitment by 2040.

On the Circular Packaging front, as an initiative to help us in our commitment to eliminate plastic pollution from our packaging in Brazil by 2025, we partnered with Avantium, a leading company in chemical and renewable technology, to import PEF (polyethylene furanoate), a 100% plant-based and 100% recyclable alternative to PET plastic, to compose our portfolio of PET bottles.

In Paraguay, we launched Labs 100+, an acceleration program similar to Aceleradora 100+ in Brazil, focused on sustainability startups whose activities relates to Circular Economy, Water Stewardship, Climate Action and Coproducts Revaluation.

This quarter, we celebrated having reached our goal to impact 2.5 million consumers in reducing abusive consumption of alcoholic beverages and launch a moderation platform, which was set two years ago, to help our consumers at the height of the pandemic. With this achievement we opened the 14th edition of Dia de Responsa, a traditional symbolic day that celebrates our commitment to responsible consumption of alcoholic beverages and foster smart drinking. This year, we promoted, in Brazil and Argentina, the so-called “Moderation Festival”, contemplating initiatives as workshops with accelerators and startups, and digital national campaigns on Bees and Zé Delivery platforms, as well as on Ambev’s social media.

We also launched in Brazil, in partnership with a social startup called “Comida Invisível”, a project that connects our POCs that want to donate food with people who need it. The project can potentially reach 190 thousand POCs throughout the country, collecting over 570 thousand tons of food monthly.

We are broadcasting our ESG day on November 3rd.

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KEY MARKETS PERFORMANCES

Beer Brazil: our commercial strategy continued to meet the moment, delivering both top line and bottom line growth, with margin expansion

•	Operating performance: as out of home consumption occasions continued to come back, the implementation of our commercial strategy led to flat volumes against a challenging comparable given from 3Q21 (and 3Q20) historic performances. Net revenue grew by 17.1%, with NR/hl up 17.0% and improving sequentially, thanks to our revenue management initiatives combined with positive brand and package mix. Cash COGS/hl increased by 19.7% (+18.3% excluding the sale of non-Ambev products on the marketplace), mostly driven by anticipated commodities headwinds, partially offset by a positive package mix. Normalized EBITDA was up 17.7%, with margin expansion of 20 bps. YTD22, net revenue was up 17.6% (volumes +3.4%, and NR/hl +13.8%), and Normalized EBITDA increased 13.5%.
•	Commercial highlights: premium brands continued to outperform, growing high-single digit, led by Original and Chopp Brahma. Core brands remained resilient, delivering a mid-single digit growth, and we kept investing behind developing our core plus brands, with new Brahma Duplo Malte presentations being rolled out and Spaten reaching record POC coverage. Returnable glass bottles (particularly the 300 ml) continued to gain weight with the recovery of the on-trade, and innovation played an important role, with our pipeline of new product offerings representing more than 15% of our revenues. As for our B2B and DTC platforms, over 70% of BEES customers are now marketplace buyers, and Zé Delivery fulfilled over 15 million orders, with GMV up 13% while sustaining over 4 million MAU despite on-trade recovery.
Beer Brazil[3]	3Q21	Scope	Currency Translation	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,475.4	-		6.9	23,482.3	0.0%	0.0%

Net revenue	7,730.8	-	-	1,319.4	9,050.2	17.1%	17.1%
Net revenue/hl (R$)	329.3	-	-	56.1	385.4	17.0%	17.0%
COGS	(4,106.0)	-	-	(746.1)	(4,852.1)	18.2%	18.2%
COGS/hl (R$)	(174.9)	-	-	(31.7)	(206.6)	18.1%	18.1%
COGS excl. deprec. & amort.	(3,688.7)	-	-	(729.3)	(4,418.0)	19.8%	19.8%
COGS/hl excl. deprec. & amort. (R$)	(157.1)	-	-	(31.0)	(188.1)	19.7%	19.7%
Gross profit	3,624.9	-	-	573.3	4,198.2	15.8%	15.8%
% Gross margin	46.9%				46.4%	-50 bps	-50 bps
SG&A excl. deprec. & amort.	(2,199.5)	-	-	(324.6)	(2,524.1)	14.8%	14.8%
SG&A deprec. & amort.	(275.6)	-	-	(5.7)	(281.4)	2.1%	2.1%
SG&A total	(2,475.1)	-	-	(330.3)	(2,805.4)	13.3%	13.3%
Other operating income/(expenses)	178.0	(19.5)	-	93.1	251.5	41.3%	52.3%
Normalized Operating Profit	1,327.7	(19.5)	-	336.1	1,644.3	23.8%	25.3%
% Normalized Operating margin	17.2%	0.0%	0.0%	0.0%	18.2%	100 bps	120 bps
Normalized EBITDA	2,020.6	(19.5)	-	358.6	2,359.7	16.8%	17.7%
% Normalized EBITDA margin	26.1%				26.1%	0 bps	20 bps

Beer Brazil	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	65,249.4	-		2,188.2	67,437.6	3.4%	3.4%

Net revenue	21,304.9	-	-	3,758.4	25,063.3	17.6%	17.6%
Net revenue/hl (R$)	326.5	-	-	45.1	371.7	13.8%	13.8%
COGS	(10,951.0)	-	-	(2,412.7)	(13,363.7)	22.0%	22.0%
COGS/hl (R$)	(167.8)	-	-	(30.3)	(198.2)	18.1%	18.1%
COGS excl. deprec. & amort.	(9,833.7)	-	-	(2,293.3)	(12,127.1)	23.3%	23.3%
COGS/hl excl. deprec. & amort. (R$)	(150.7)	-	-	(29.1)	(179.8)	19.3%	19.3%
Gross profit	10,353.9	-	-	1,345.8	11,699.6	13.0%	13.0%
% Gross margin	48.6%				46.7%	-190 bps	-190 bps
SG&A excl. deprec. & amort.	(6,264.9)	-	-	(924.8)	(7,189.7)	14.8%	14.8%
SG&A deprec. & amort.	(821.4)	-	-	(53.1)	(874.5)	6.5%	6.5%
SG&A total	(7,086.3)	-	-	(978.0)	(8,064.3)	13.8%	13.8%
Other operating income/(expenses)	1,519.8	(192.2)	-	224.3	1,551.9	2.1%	47.6%
Normalized Operating Profit	4,787.4	(192.2)	-	592.1	5,187.3	8.4%	15.8%
% Normalized Operating margin	22.5%	0.0%	0.0%	0.0%	20.7%	-180 bps	-20 bps
Normalized EBITDA	6,726.1	(192.2)	-	764.6	7,298.4	8.5%	13.5%
% Normalized EBITDA margin	31.6%				29.1%	-250 bps	-90 bps

[3] In 3Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 375.7 (16.1% organic growth) and R$ (179.4) (18.3% organic growth), respectively. In YTD22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 361.6 (12.0% organic growth) and R$ (170.5) (15.8% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

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NAB Brazil: momentum continues thanks to consistent top line and bottom line performance, with margin expansion once again

•	Operating performance: the strengthening of out of home consumption occasions combined with a solid commercial strategy, and an improved distribution with BEES led to over 10% volume growth. Net revenue was up 35.8%, with NR/hl growing by 23.2% and improving sequentially, driven by revenue management initiatives coupled with positive brand and package mix, led by premium portfolio and single serves, respectively. Normalized EBITDA grew by 78.5%, with a 620 bps margin expansion, in spite of costs pressured by commodities and mix, and higher SG&A expenses. YTD22, net revenue was up 38.2% (volumes +14.3%, and NR/hl + 21.0%), and Normalized EBITDA increased 53.7%.
•	Commercial highlights: our brands continued to gain market share according to our estimates. Brand health improved, with energy drinks, health & wellness and premium brands continuing to outperform in volumes, led mainly by Red Bull, Gatorade, H2OH! and diet/light/zero portfolio. Guaraná Antarctica and Pepsi Black continued to perform well in the quarter – the former delivered a high-single digit volume growth, and the latter already represents approximately 10% of our cola brands.
NAB Brazil[4]	3Q21	Scope	Currency Translation	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,248.6	-		738.7	7,987.3	10.2%	10.2%

Net revenue	1,265.6	-	-	452.5	1,718.2	35.8%	35.8%
Net revenue/hl (R$)	174.6	-	-	40.5	215.1	23.2%	23.2%
COGS	(782.3)	-	-	(217.3)	(999.6)	27.8%	27.8%
COGS/hl (R$)	(107.9)	-	-	(17.2)	(125.2)	16.0%	16.0%
COGS excl. deprec. & amort.	(727.8)	-	-	(213.2)	(941.0)	29.3%	29.3%
COGS/hl excl. deprec. & amort. (R$)	(100.4)	-	-	(17.4)	(117.8)	17.3%	17.3%
Gross profit	483.3	-	-	235.2	718.5	48.7%	48.7%
% Gross margin	38.2%				41.8%	360 bps	360 bps
SG&A excl. deprec. & amort.	(353.0)	-	-	(76.1)	(429.0)	21.5%	21.5%
SG&A deprec. & amort.	(38.0)	-	-	(21.9)	(59.9)	57.8%	57.8%
SG&A total	(391.0)	-	-	(98.0)	(489.0)	25.1%	25.1%
Other operating income/(expenses)	67.9	(3.0)	-	35.0	99.9	47.2%	51.6%
Normalized Operating Profit	160.2	(3.0)	-	172.3	329.5	105.6%	107.5%
% Normalized Operating margin	12.7%	0.0%	0.0%	0.0%	19.2%	650 bps	670 bps
Normalized EBITDA	252.7	(3.0)	-	198.3	448.0	77.3%	78.5%
% Normalized EBITDA margin	20.0%				26.1%	610 bps	620 bps

NAB Brazil	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	20,225.0	-		2,884.4	23,109.4	14.3%	14.3%

Net revenue	3,440.3	-	-	1,315.3	4,755.6	38.2%	38.2%
Net revenue/hl (R$)	170.1	-	-	35.7	205.8	21.0%	21.0%
COGS	(2,020.3)	-	-	(832.4)	(2,852.7)	41.2%	41.2%
COGS/hl (R$)	(99.9)	-	-	(23.6)	(123.4)	23.6%	23.6%
COGS excl. deprec. & amort.	(1,865.0)	-	-	(821.5)	(2,686.6)	44.0%	44.0%
COGS/hl excl. deprec. & amort. (R$)	(92.2)	-	-	(24.0)	(116.3)	26.1%	26.1%
Gross profit	1,420.0	-	-	483.0	1,902.9	34.0%	34.0%
% Gross margin	41.3%				40.0%	-130 bps	-130 bps
SG&A excl. deprec. & amort.	(1,007.2)	-	-	(192.1)	(1,199.2)	19.1%	19.1%
SG&A deprec. & amort.	(108.7)	-	-	(30.9)	(139.6)	28.4%	28.4%
SG&A total	(1,115.9)	-	-	(222.9)	(1,338.8)	20.0%	20.0%
Other operating income/(expenses)	307.6	(35.9)	-	77.1	348.7	13.4%	56.3%
Normalized Operating Profit	611.6	(35.9)	-	337.1	912.8	49.2%	76.5%
% Normalized Operating margin	17.8%	0.0%	0.0%	0.0%	19.2%	140 bps	360 bps
Normalized EBITDA	875.7	(35.9)	-	378.8	1,218.6	39.2%	53.7%
% Normalized EBITDA margin	25.5%				25.6%	10 bps	230 bps

[4] The scope change in Brazil NAB refers to tax credits and related effects.

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BRAZIL

Brazil[5]	3Q21	Scope	Currency Translation	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	30,724.1	-		745.5	31,469.6	2.4%	2.4%

Net revenue	8,996.5	-	-	1,771.9	10,768.4	19.7%	19.7%
Net revenue/hl (R$)	292.8	-	-	49.4	342.2	16.9%	16.9%
COGS	(4,888.3)	-	-	(963.4)	(5,851.7)	19.7%	19.7%
COGS/hl (R$)	(159.1)	-	-	(26.8)	(185.9)	16.9%	16.9%
COGS excl. deprec. & amort.	(4,416.5)	-	-	(942.5)	(5,359.0)	21.3%	21.3%
COGS/hl excl. deprec. & amort. (R$)	(143.7)	-	-	(26.5)	(170.3)	18.5%	18.5%
Gross profit	4,108.2	-	-	808.5	4,916.7	19.7%	19.7%
% Gross margin	45.7%				45.7%	0 bps	0 bps
SG&A excl. deprec. & amort.	(2,552.5)	-	-	(400.7)	(2,953.1)	15.7%	15.7%
SG&A deprec. & amort.	(313.6)	-	-	(27.7)	(341.3)	8.8%	8.8%
SG&A total	(2,866.1)	-	-	(428.3)	(3,294.4)	14.9%	14.9%
Other operating income/(expenses)	245.8	(22.5)	-	128.2	351.5	43.0%	52.1%
Normalized Operating Profit	1,488.0	(22.5)	-	508.4	1,973.8	32.7%	34.2%
% Normalized Operating margin	16.5%	0.0%	0.0%	0.0%	18.3%	180 bps	200 bps
Normalized EBITDA	2,273.3	(22.5)	-	556.9	2,807.7	23.5%	24.5%
% Normalized EBITDA margin	25.3%				26.1%	80 bps	100 bps

Brazil	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	85,474.4	-	-	5,072.6	90,547.1	5.9%	5.9%

Net revenue	24,745.2	-	-	5,073.8	29,819.0	20.5%	20.5%
Net revenue/hl (R$)	289.5	-	-	39.8	329.3	13.8%	13.8%
COGS	(12,971.4)	-	-	(3,245.0)	(16,216.4)	25.0%	25.0%
COGS/hl (R$)	(151.8)	-	-	(27.3)	(179.1)	18.0%	18.0%
COGS excl. deprec. & amort.	(11,698.7)	-	-	(3,114.9)	(14,813.6)	26.6%	26.6%
COGS/hl excl. deprec. & amort. (R$)	(136.9)	-	-	(26.7)	(163.6)	19.5%	19.5%
Gross profit	11,773.9	-	-	1,828.7	13,602.6	15.5%	15.5%
% Gross margin	47.6%				45.6%	-200 bps	-200 bps
SG&A excl. deprec. & amort.	(7,272.1)	-	-	(1,116.9)	(8,389.0)	15.4%	15.4%
SG&A deprec. & amort.	(930.1)	-	-	(84.0)	(1,014.1)	9.0%	9.0%
SG&A total	(8,202.2)	-	-	(1,200.9)	(9,403.1)	14.6%	14.6%
Other operating income/(expenses)	1,827.4	(228.2)	-	301.4	1,900.6	4.0%	49.6%
Normalized Operating Profit	5,399.0	(228.2)	-	929.2	6,100.1	13.0%	22.2%
% Normalized Operating margin	21.8%	0.0%	0.0%	0.0%	20.5%	-130 bps	20 bps
Normalized EBITDA	7,601.8	(228.2)	-	1,143.4	8,517.0	12.0%	17.9%
% Normalized EBITDA margin	30.7%				28.6%	-210 bps	-60 bps

[5] In 3Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 334.9 (16.1% organic growth) and R$ (163.8) (17.3% organic growth), respectively. In YTD22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 321.8 (12.2% organic growth) and R$ (156.7) (16.7% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

Page | 8

Central America and the Caribbean (CAC): poor performance driven by volume decline amid inflationary and challenging operating environment

•	Operating performance: volumes dropped by 18.7%, led by the Dominican Republic and Panama. In the Dominican Republic, although the 1H22 bottle supply issue was overcome, the island continues to suffer from logistics constraints. In addition, with inflation at high levels and lower remittances, overall consumption levels have declined. In Panama, the industry was impacted in the quarter by large scale protests and social unrest relating to rising prices and we have not yet recovered market share. And towards the end of the quarter the region was also hit by hurricanes Fiona and Ian, which impacted the Dominican Republic, Puerto Rico, and other Caribbean islands. As a result, net revenue was down 13.1%, with NR/hl growing by 6.9%. Inflationary pressure also impacted our costs and expenses, mainly with respect to commodities, diesel and ocean freight since the region relies on a higher mix of imported products. Normalized EBITDA decreased by 43.6% in the quarter, and, YTD22, Normalized EBITDA declined by 16.0%, with net revenue decreasing by 3.1% (volumes -11.5%, and NR/hl +9.5%).
•	Commercial highlights: in the Dominican Republic the volume decline was mainly driven by our core plus and below brands, whereas premium brands continued to grow, led by Corona. In the region, core plus and premium brands gained mix in the quarter, driven by Corona and Michelob Ultra. BEES continues to change how we connect with clients in the region, with the marketplace in the Dominican Republic net revenue growing over 15% and the roll out in Panama completed and now available to all our customers in the country. We are focused on reigniting demand for our portfolio by activating key selling moments.
CAC[6]	3Q21	Scope	Currency Translation	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,381.9	-		(631.6)	2,750.3	-18.7%	-18.7%

Net revenue	2,397.0	-	135.9	(314.0)	2,219.0	-7.4%	-13.1%
Net revenue/hl (R$)	708.8	-	49.4	48.6	806.8	13.8%	6.9%
COGS	(1,103.2)	-	(61.1)	(37.0)	(1,201.3)	8.9%	3.4%
COGS/hl (R$)	(326.2)	-	(22.2)	(88.4)	(436.8)	33.9%	27.1%
COGS excl. deprec. & amort.	(1,008.3)	-	(54.4)	(29.8)	(1,092.6)	8.4%	3.0%
COGS/hl excl. deprec. & amort. (R$)	(298.1)	-	(19.8)	(79.3)	(397.2)	33.2%	26.6%
Gross profit	1,293.8	-	74.8	(351.0)	1,017.7	-21.3%	-27.1%
% Gross margin	54.0%				45.9%	-810 bps	-870 bps
SG&A excl. deprec. & amort.	(387.7)	-	(19.2)	(84.6)	(491.5)	26.8%	21.8%
SG&A deprec. & amort.	(41.0)	-	(4.7)	(43.1)	(88.8)	116.7%	105.3%
SG&A total	(428.7)	-	(23.9)	(127.8)	(580.4)	35.4%	29.8%
Other operating income/(expenses)	5.7	-	1.4	(11.0)	(3.8)	-166.5%	-191.5%
Normalized Operating Profit	870.9	-	52.3	(489.7)	433.5	-50.2%	-56.2%
% Normalized Operating margin	36.3%	0.0%	0.0%	0.0%	19.5%	-1680 bps	-1800 bps
Normalized EBITDA	1,006.8	-	63.7	(439.4)	631.1	-37.3%	-43.6%
% Normalized EBITDA margin	42.0%				28.4%	-1360 bps	-1480 bps

CAC	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,806.4	-		(1,132.6)	8,673.8	-11.5%	-11.5%

Net revenue	7,018.1	-	(72.1)	(220.3)	6,725.7	-4.2%	-3.1%
Net revenue/hl (R$)	715.7	-	(8.3)	68.0	775.4	8.3%	9.5%
COGS	(3,289.9)	-	48.8	(283.2)	(3,524.2)	7.1%	8.6%
COGS/hl (R$)	(335.5)	-	5.6	(76.5)	(406.3)	21.1%	22.8%
COGS excl. deprec. & amort.	(2,974.4)	-	46.3	(293.3)	(3,221.5)	8.3%	9.9%
COGS/hl excl. deprec. & amort. (R$)	(303.3)	-	5.3	(73.4)	(371.4)	22.4%	24.2%
Gross profit	3,728.2	-	(23.3)	(503.5)	3,201.5	-14.1%	-13.5%
% Gross margin	53.1%				47.6%	-550 bps	-570 bps
SG&A excl. deprec. & amort.	(1,278.2)	-	17.9	48.1	(1,212.2)	-5.2%	-3.8%
SG&A deprec. & amort.	(161.1)	-	2.1	(73.1)	(232.1)	44.1%	45.4%
SG&A total	(1,439.3)	-	20.0	(25.0)	(1,444.3)	0.3%	1.7%
Other operating income/(expenses)	9.8	-		21.4	31.1	nm	nm
Normalized Operating Profit	2,298.7	-	(3.3)	(507.1)	1,788.3	-22.2%	-22.1%
% Normalized Operating margin	32.8%	0.0%	0.0%	0.0%	26.6%	-620 bps	-640 bps
Normalized EBITDA	2,775.2	-	(8.0)	(444.2)	2,323.1	-16.3%	-16.0%
% Normalized EBITDA margin	39.5%				34.5%	-500 bps	-520 bps

[6] In 3Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 759.5 (3.0% organic growth) and R$ (352.5) (22.2% organic growth), respectively. In YTD22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 730.9 (5.0% organic growth) and R$ (329.1) (17.2% organic growth), respectively.

Page | 9

Latin America South (LAS): sustained Normalized EBITDA growth driven mostly by NR/hl performance

•	Operating performance: volumes grew by 4.5%, driven by Argentina’s performance despite a challenging macro backdrop and Bolivia’s continued recovery from COVID-19 sanitary restrictions. However, Chile and Paraguay volumes suffered with declining beer industry in the quarter. Net revenue was up 45.8%, with NR/hl growing by 39.6% due to revenue management initiatives combined with positive mix. Despite COGS and SG&A impacted by inflationary pressures, mainly on commodities prices and diesel, especially in Argentina, Chile and Paraguay, Normalized EBITDA increased by 40.5% in the quarter. YTD22, net revenue increased by 42.4% (volumes +3.1%, and NR/hl + 38.2%), and Normalized EBITDA was up 41.9%.
•	Commercial highlights: in Argentina our premium brands increased by mid-single digits, led by Corona and Stella Artois. Our core plus and premium brands kept gaining mix in Paraguay and Chile, in the latter, driven by Budweiser and Corona. Our key innovations in Bolivia increased sequentially, with Chicha and 235ml returnable presentations gaining mix. We continued the expansion of BEES in Argentina and Paraguay, and, in the latter, more than 95% of direct sales customers are already fully digital.
LAS[7]	3Q21	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,780.5	-		-	394.0	9,174.6	4.5%	4.5%

Net revenue	4,195.0	-	(2,639.5)	1,272.8	1,676.9	4,505.3	7.4%	45.8%
Net revenue/hl (R$)	477.8	-	(287.7)	112.0	189.0	491.1	2.8%	39.6%
COGS	(2,086.8)	-	1,253.6	(609.3)	(834.9)	(2,277.5)	9.1%	45.1%
COGS/hl (R$)	(237.7)	-	136.6	(54.9)	(92.3)	(248.2)	4.5%	38.8%
COGS excl. deprec. & amort.	(1,859.4)	-	1,110.0	(553.7)	(731.0)	(2,034.1)	9.4%	44.1%
COGS/hl excl. deprec. & amort. (R$)	(211.8)	-	121.0	(50.7)	(80.3)	(221.7)	4.7%	37.9%
Gross profit	2,108.2	-	(1,385.9)	663.5	842.0	2,227.8	5.7%	46.6%
% Gross margin	50.3%					49.4%	-90 bps	20 bps
SG&A excl. deprec. & amort.	(1,017.5)	-	670.7	(304.1)	(471.7)	(1,122.6)	10.3%	53.9%
SG&A deprec. & amort.	(88.8)	-	72.1	(33.9)	(64.8)	(115.4)	29.9%	85.7%
SG&A total	(1,106.3)	-	742.8	(338.0)	(536.4)	(1,237.9)	11.9%	56.4%
Other operating income/(expenses)	13.3	-	(17.0)	13.2	(11.1)	(1.6)	-112.2%	-72.9%
Normalized Operating Profit	1,015.2	-	(660.0)	338.7	294.5	988.3	-2.7%	33.8%
% Normalized Operating margin	24.2%	0.0%	0.0%	0.0%	0.0%	21.9%	-230 bps	-190 bps
Normalized EBITDA	1,331.5	-	(875.7)	428.2	463.1	1,347.0	1.2%	40.5%
% Normalized EBITDA margin	31.7%					29.9%	-180 bps	-110 bps

LAS	YTD21	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,109.4	-			801.8	26,911.3	3.1%	3.1%

Net revenue	10,931.6	-	(4,219.5)	1,371.0	4,473.9	12,556.9	14.9%	42.4%
Net revenue/hl (R$)	418.7	-	(156.8)	44.8	159.9	466.6	11.4%	38.2%
COGS	(5,571.8)	-	2,081.8	(651.1)	(2,227.3)	(6,368.4)	14.3%	41.2%
COGS/hl (R$)	(213.4)	-	77.4	(21.6)	(79.0)	(236.6)	10.9%	37.0%
COGS excl. deprec. & amort.	(4,962.4)	-	1,864.8	(590.2)	(2,058.6)	(5,746.4)	15.8%	42.7%
COGS/hl excl. deprec. & amort. (R$)	(190.1)	-	69.3	(19.6)	(73.1)	(213.5)	12.3%	38.5%
Gross profit	5,359.8	-	(2,137.8)	719.9	2,246.6	6,188.5	15.5%	43.7%
% Gross margin	49.0%					49.3%	30 bps	40 bps
SG&A excl. deprec. & amort.	(2,686.9)	-	1,057.2	(327.8)	(1,130.1)	(3,087.5)	14.9%	43.8%
SG&A deprec. & amort.	(244.6)	-	111.0	(35.9)	(139.2)	(308.7)	26.2%	59.4%
SG&A total	(2,931.5)	-	1,168.2	(363.7)	(1,269.3)	(3,396.2)	15.9%	45.1%
Other operating income/(expenses)	7.4	-	(24.0)	12.3	36.6	32.3	nm	nm
Normalized Operating Profit	2,435.7	-	(993.5)	368.6	1,013.8	2,824.6	16.0%	43.4%
% Normalized Operating margin	22.3%	0.0%	0.0%	0.0%	0.0%	22.5%	20 bps	10 bps
Normalized EBITDA	3,289.7	-	(1,321.5)	465.3	1,321.8	3,755.3	14.2%	41.9%
% Normalized EBITDA margin	30.1%					29.9%	-20 bps	-10 bps

[7] In 3Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 486.4 (37.7% organic growth) and R$ (217.5) (34.0% organic growth), respectively. In YTD22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 463.2 (37.0% organic growth) and R$ (210.4) (36.0% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 16.

Page | 10

Canada: sequential volume recovery and resilient NR/hl performance partially offsetting inflationary pressures

•	Operating performance: both beer and beyond beer industries improved sequentially, resulting in volumes up 3.4%. Net revenue increased by 9.2%, with a 5.6% NR/hl growth due to revenue management initiatives and channel mix. Inflation kept pressuring COGS and SG&A, mainly by commodities and diesel, leading to a 2.6% Normalized EBITDA decrease. YTD22, net revenue was up 3.3% (volumes -2.0%, and NR/hl + 5.5%), and Normalized EBITDA was down 8.1%.
•	Commercial highlights: both our premium and core plus brands grew high-single digits – the former led by Corona and Stella Artois as the premiumization trend continues, and the latter driven by Michelob Ultra, once again delivering consistent results. Within the beyond beer portfolio, Canada’s 2022 innovations Corona Tropical and Mike's Hard Tea gained weight within tea and soda & seltzer categories, respectively.
Canada[8]	3Q21	Scope	Currency Translation	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,768.9	-		93.0	2,861.9	3.4%	3.4%

Net revenue	2,904.1		(75.1)	265.9	3,094.9	6.6%	9.2%
Net revenue/hl (R$)	1,048.8		(26.2)	58.8	1,081.4	3.1%	5.6%
COGS	(1,174.7)		33.2	(176.0)	(1,317.5)	12.2%	15.0%
COGS/hl (R$)	(424.3)		11.6	(47.7)	(460.4)	8.5%	11.2%
COGS excl. deprec. & amort.	(1,100.6)		32.4	(185.6)	(1,253.8)	13.9%	16.9%
COGS/hl excl. deprec. & amort. (R$)	(397.5)		11.3	(51.9)	(438.1)	10.2%	13.1%
Gross profit	1,729.4		(41.9)	89.9	1,777.4	2.8%	5.2%
% Gross margin	59.5%				57.4%	-210 bps	-210 bps
SG&A excl. deprec. & amort.	(931.9)	(0.6)	23.0	(119.5)	(1,029.1)	10.4%	12.8%
SG&A deprec. & amort.	(58.8)			(10.5)	(69.4)	17.9%	17.8%
SG&A total	(990.7)	(0.6)	22.9	(130.0)	(1,098.4)	10.9%	13.1%
Other operating income/(expenses)	(14.3)		0.1	16.8	2.7	-118.6%	-118.1%
Normalized Operating Profit	724.4	(0.7)	(18.9)	(23.3)	681.6	-5.9%	-3.2%
% Normalized Operating margin	24.9%	0.0%	0.0%	0.0%	22.0%	-290 bps	-280 bps
Normalized EBITDA	857.4	(0.6)	(19.6)	(22.4)	814.7	-5.0%	-2.6%
% Normalized EBITDA margin	29.5%				26.3%	-320 bps	-320 bps

Canada	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,602.9	-		(154.7)	7,448.3	-2.0%	-2.0%

Net revenue	8,148.7	2.6	(509.7)	272.6	7,914.2	-2.9%	3.3%
Net revenue/hl (R$)	1,071.8	0.3	(68.4)	58.9	1,062.6	-0.9%	5.5%
COGS	(3,330.7)	(6.9)	213.9	(204.1)	(3,327.8)	-0.1%	6.1%
COGS/hl (R$)	(438.1)	(0.9)	28.7	(36.5)	(446.8)	2.0%	8.3%
COGS excl. deprec. & amort.	(3,105.2)	(1.7)	201.6	(225.5)	(3,130.8)	0.8%	7.3%
COGS/hl excl. deprec. & amort. (R$)	(408.4)	(0.2)	27.1	(38.8)	(420.3)	2.9%	9.5%
Gross profit	4,818.0	(4.3)	(295.7)	68.5	4,586.4	-4.8%	1.4%
% Gross margin	59.1%				58.0%	-110 bps	-110 bps
SG&A excl. deprec. & amort.	(2,603.9)	(22.8)	174.3	(275.8)	(2,728.2)	4.8%	10.6%
SG&A deprec. & amort.	(175.5)	(0.4)	15.7	(84.3)	(244.5)	39.3%	48.1%
SG&A total	(2,779.3)	(23.3)	190.0	(360.1)	(2,972.7)	7.0%	13.0%
Other operating income/(expenses)	(21.0)	(1.2)	(0.8)	33.8	10.9	-151.8%	-161.3%
Normalized Operating Profit	2,017.7	(28.8)	(106.5)	(257.7)	1,624.7	-19.5%	-12.8%
% Normalized Operating margin	24.8%	0.0%	0.0%	0.0%	20.5%	-430 bps	-390 bps
Normalized EBITDA	2,418.6	(23.1)	(134.6)	(194.8)	2,066.2	-14.6%	-8.1%
% Normalized EBITDA margin	29.7%				26.1%	-360 bps	-330 bps

[8] The scope change in Canada refers to the former joint venture named Fluent Beverages focused on research and commercialization, within Canada only, of non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

Page | 11

AMBEV CONSOLIDATED

Ambev[9]	3Q21	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	45,655.4	-	-		600.9	46,256.3	1.3%	1.3%

Net revenue	18,492.6		(2,578.6)	1,272.8	3,400.8	20,587.6	11.3%	18.9%
Net revenue/hl (R$)	405.0		(55.7)	25.3	70.5	445.1	9.9%	17.4%
COGS	(9,253.1)		1,225.7	(609.3)	(2,011.3)	(10,648.1)	15.1%	22.3%
COGS/hl (R$)	(202.7)		26.5	(12.0)	(42.0)	(230.2)	13.6%	20.7%
COGS excl. deprec. & amort.	(8,384.8)		1,087.9	(553.7)	(1,888.9)	(9,739.5)	16.2%	23.1%
COGS/hl excl. deprec. & amort. (R$)	(183.7)		23.5	(11.0)	(39.5)	(210.6)	14.6%	21.5%
Gross profit	9,239.5		(1,352.9)	663.5	1,389.5	9,939.6	7.6%	15.5%
% Gross margin	50.0%					48.3%	-170 bps	-140 bps
SG&A excl. deprec. & amort.	(4,889.5)	(0.6)	674.5	(304.1)	(1,076.5)	(5,596.3)	14.5%	22.7%
SG&A deprec. & amort.	(502.2)		67.4	(33.9)	(146.1)	(614.8)	22.4%	29.9%
SG&A total	(5,391.8)	(0.6)	741.8	(338.0)	(1,222.5)	(6,211.1)	15.2%	23.3%
Other operating income/(expenses)	250.6	(22.5)	(15.5)	13.2	122.9	348.7	39.1%	48.7%
Normalized Operating Profit	4,098.4	(23.2)	(626.6)	338.7	289.8	4,077.1	-0.5%	7.3%
% Normalized Operating margin	22.2%	0.0%	0.0%	0.0%	0.0%	19.8%	0 bps	-210 bps
Exceptional items above EBITDA	(80.4)	-	9.3	(4.3)	55.5	(19.8)	-75.3%	-73.2%
Net finance results	(876.2)					(1,251.1)	42.8%
Share of results of joint ventures	(19.3)					(2.4)	-87.8%
Income tax expense	590.3					411.1	-30.4%

Profit	3,712.7					3,215.0	-13.4%
Attributable to Ambev holders	3,552.5					3,108.6	-12.5%
Attributable to non-controlling interests	160.2					106.5	-33.5%

Normalized profit	3,753.3					3,229.8	-13.9%
Attributable to Ambev holders	3,625.6					3,123.0	-13.9%

Normalized EBITDA	5,468.9	(23.2)	(831.7)	428.2	558.3	5,600.6	2.4%	10.6%
% Normalized EBITDA margin	29.6%					27.2%	-240 bps	-210 bps

Ambev	YTD21	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	128,993.2	-	-	-	4,587.2	133,580.4	3.6%	3.6%

Net revenue	50,843.5	2.6	(4,801.3)	1,371.0	9,600.0	57,015.8	12.1%	19.0%
Net revenue/hl (R$)	394.2		(35.9)	9.7	58.9	426.8	8.3%	14.9%
COGS	(25,163.7)	(6.9)	2,344.5	(651.1)	(5,959.7)	(29,436.8)	17.0%	23.8%
COGS/hl (R$)	(195.1)	(0.1)	17.6	(4.6)	(38.2)	(220.4)	13.0%	19.6%
COGS excl. deprec. & amort.	(22,740.7)	(1.7)	2,112.7	(590.2)	(5,692.3)	(26,912.3)	18.3%	25.2%
COGS/hl excl. deprec. & amort. (R$)	(176.3)		15.8	(4.1)	(36.8)	(201.5)	14.3%	20.9%
Gross profit	25,679.8	(4.3)	(2,456.8)	719.9	3,640.3	27,579.0	7.4%	14.3%
% Gross margin	50.5%					48.4%	-210 bps	-200 bps
SG&A excl. deprec. & amort.	(13,841.0)	(22.8)	1,249.4	(327.8)	(2,474.6)	(15,416.8)	11.4%	18.0%
SG&A deprec. & amort.	(1,511.3)	(0.4)	128.8	(35.9)	(380.7)	(1,799.4)	19.1%	25.4%
SG&A total	(15,352.2)	(23.3)	1,378.2	(363.7)	(2,855.3)	(17,216.2)	12.1%	18.7%
Other operating income/(expenses)	1,823.5	(229.4)	(24.8)	12.3	393.2	1,974.8	8.3%	64.9%
Normalized Operating Profit	12,151.1	(256.9)	(1,103.4)	368.6	1,178.2	12,337.6	1.5%	10.9%
% Normalized Operating margin	23.9%	0.0%	0.0%	0.0%	0.0%	21.6%	-230 bps	-150 bps
Exceptional items above EBITDA	(237.4)	-	16.9	(5.9)	148.1	(78.3)	-67.0%	-63.1%
Net finance results	(2,217.8)					(2,343.2)	5.7%
Share of results of joint ventures	(40.9)					(8.0)	-80.5%
Income tax expense	(279.3)					(100.2)	-64.1%

Profit	9,375.6					9,807.9	4.6%
Attributable to Ambev holders	9,063.7					9,491.1	4.7%
Attributable to non-controlling interests	311.9					316.8	1.6%

Normalized profit	9,477.9					9,867.1	4.1%
Attributable to Ambev holders	9,274.1					9,549.1	3.0%

Normalized EBITDA	16,085.4	(251.3)	(1,464.1)	465.3	1,826.2	16,661.6	3.6%	12.4%
% Normalized EBITDA margin	31.6%					29.2%	-240 bps	-160 bps

[9] In 3Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 436.4 (16.4% organic growth) and R$ (202.6) (20.0% organic growth), respectively. In YTD22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 418.2 (13.5% organic growth) and R$ (193.4) (18.3% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; and (ii) the former joint venture named Fluent Beverages focused on research and commercialization, within Canada only, of non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

Page | 12

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	3Q21	3Q22	YTD21	YTD22
R$ million

Government grants/NPV of long term fiscal incentives	229.2	327.2	579.4	880.9
Credits/(debits) taxes extemporaneous	(0.3)	0.4	1,218.9	1,014.0
(Additions to)/reversals of provisions	(6.6)	(46.3)	(28.0)	(57.3)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	7.0	19.0	18.3	65.0
Net other operating income/(expenses)	21.3	48.3	34.9	72.3

Other operating income/(expenses)	250.6	348.7	1,823.5	1,974.8

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	3Q21	3Q22	YTD21	YTD22
R$ million

Restructuring	(44.8)	(12.2)	(121.5)	(54.2)
IAS 29/CPC 42 (hyperinflation) application effect	(2.9)	(4.7)	(6.7)	(5.6)
COVID-19 impact	(32.7)	(2.9)	(109.3)	(18.5)

Exceptional Items	(80.4)	(19.8)	(237.4)	(78.3)

Page | 13

NET FINANCE RESULTS

Net finance results in 3Q22 totaled R$ (1,251.1 million), with a decrease of R$ 374.8 million compared to 3Q21, broken down as follows:

•	Interest income totaled R$ 480.9 million, mainly explained by: (i) interest income on cash balance investments mainly in Brazil of R$ 243.7 million, and (ii) interest rate update on Brazilian tax credits of R$ 183.5 million.
•	Interest expense totaled R$ 691.6 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 340.6 million, (ii) CND put option interest accruals of R$ 45.3 million, (iii) fiscal incentives interest accruals of R$ 40.1 million, and (iv) lease liabilities interest accruals of R$ 47.8 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 1,073.4 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 640 million in Argentina, with approximately 69% carry cost, (ii) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 10% carry cost.
•	Losses on non-derivative instruments of R$ 208.3 million, mainly explained by non-cash losses on intercompany balance sheet consolidation and third-party payables.
•	Taxes on financial transactions of R$ 66.7 million.
•	Other financial expenses of R$ 250.7 million, mainly explained by accruals on legal contingencies and bank fees.
•	Non-cash financial income of R$ 558.8 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	3Q21	3Q22	YTD21	YTD22
R$ million

Interest income	173.4	480.9	801.0	1,634.9
Interest expenses	(351.2)	(691.6)	(989.3)	(1,649.0)
Gains/(losses) on derivative instruments	(606.3)	(1,073.4)	(1,677.4)	(2,627.2)
Gains/(losses) on non-derivative instruments	(99.9)	(208.3)	(375.3)	(440.7)
Taxes on financial transactions	(46.2)	(66.7)	(114.9)	(213.3)
Other financial income/(expenses), net	(196.6)	(250.7)	(516.2)	(389.1)
Hyperinflation Argentina	250.5	558.8	654.3	1,341.2

Net finance results	(876.2)	(1,251.1)	(2,217.8)	(2,343.2)

Page | 14

DEBT BREAKDOWN

Debt breakdown	December 31, 2021			September 30, 2022
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	689.3	1,737.0	2,426.3	608.7	1,636.1	2,244.8
Foreign Currency	157.9	516.4	674.3	152.8	582.9	735.7
Consolidated Debt	847.1	2,253.4	3,100.5	761.5	2,219.0	2,980.5

Cash and Cash Equivalents less Bank Overdrafts			16,597.2			17,273.9
Current Investment Securities			1,914.6			1,347.2

Net debt/(cash)			(15,411.3)			(15,640.6)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	3Q21	3Q22	YTD21	YTD22
R$ million

Profit before tax	3,122.5	2,803.9	9,655.0	9,908.1

Adjustment on taxable basis
Non-taxable other income	(465.1)	(183.6)	(465.1)	(758.3)
Government grants (VAT)	(499.6)	(654.7)	(1,306.2)	(1,748.3)
Share of results of joint ventures	19.3	2.4	40.9	8.0
Expenses not deductible	16.8	94.4	59.3	145.6
Worldwide taxation	(275.9)	120.7	(388.0)	225.3
	1,918.0	2,183.1	7,595.9	7,780.4
Aggregated weighted nominal tax rate	24.6%	29.1%	27.6%	29.5%
Taxes – nominal rate	(470.9)	(634.4)	(2,095.5)	(2,294.4)

Adjustment on tax expense
Income tax incentive	91.2	64.6	172.1	166.6
Tax benefit - interest on shareholders' equity	549.5	1,095.8	1,580.7	2,448.6
Tax benefit - amortization on tax books	19.4	4.3	58.1	22.9
Withholding income tax	(169.5)	(30.4)	(482.5)	(64.9)
Argentina's hyperinflation effect	(25.2)	(88.8)	(86.3)	(197.2)
Other tax adjustments	595.8		574.1	(181.8)

Income tax and social contribution expense	590.3	411.1	(279.3)	(100.2)
Effective tax rate	-18.9%	-14.7%	2.9%	1.0%

Page | 15

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2022.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,738,023	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,402,848,061	28.0%
Outstanding	15,741,573,385	100.0%
Treasury	8,643,466
TOTAL	15,750,216,851
Free float B3	2,991,224,750	19.0%
Free float NYSE	1,411,623,311	9.0%

Page | 16

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2022 closing rate for 3Q22 and YTD22 results).

The YTD22 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD22 results against a dedicated line in the finance results; and (ii) the difference between the translation of the YTD22 results at the closing exchange rate of September 30, 2022, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 3Q21, YTD21, 3Q22 and YTD22 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q21	3Q22	YTD21	YTD22
Indexation(1)	357.9	1,043.9	707.9	1,741.6
Currency(2)	255.2	(699.2)	(244.4)	(1,158.8)
Total Impact	613.1	344.7	463.5	582.7
Normalized EBITDA
R$ million	3Q21	3Q22	YTD21	YTD22
Indexation(1)	113.6	369.4	222.8	588.6
Currency(2)	84.4	(228.7)	(80.4)	(380.9)
Total Impact	198.0	140.7	142.4	207.8

BRLARS average rate			17.3476	22.7919
BRLARS closing rate	18.1519	27.2482	18.1519	27.2482

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q22, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 558.8 million adjustment reported in the finance results, (ii) a positive impact on the Profit of R$ 238.0 million, (iii) a positive impact on the Normalized Profit of R$ 240.3 million, and (iv) positive impact of R$ 0.02 on EPS, as well as on Normalized EPS.

In YTD22, the consequences of the transition were (i) a positive R$ 1,341.2 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 509.2 million; (iii) a positive impact on the Normalized Profit of R$ 510.7 million, and (iv) positive impact of R$ 0.03 on EPS, as well as on Normalized EPS.

Page | 17

The organic 3Q results are calculated by deducting from the YTD results the HY results as published. Consequently, LAS and Consolidated 3Q22, 3Q21, YTD22 and YTD21 results are impacted by the adjustment of HY results for the cumulative inflation between reporting periods, as well as by the translation of HY results at the YTD closing exchange rate, of September 30, as follows:

LAS - 6M As Reported	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	10,931.6	-	(4,219.5)	4,473.9	12,556.9	42.4%
COGS	(5,571.8)	-	2,081.8	(2,227.3)	(6,368.4)	41.2%
COGS excl. deprec. & amort.	(4,962.4)	-	1,864.8	(2,058.6)	(5,746.4)	42.7%
Gross profit	5,359.8	-	(2,137.8)	2,246.6	6,188.5	43.7%
SG&A excl. deprec. & amort.	(2,686.9)	-	1,057.2	(1,130.1)	(3,087.5)	43.8%
SG&A deprec. & amort.	(244.6)	-	111.0	(139.2)	(308.7)	59.4%
SG&A total	(2,931.5)	-	1,168.2	(1,269.3)	(3,396.2)	45.1%
Other operating income/(expenses)	7.4	-	(24.0)	36.6	32.3	nm
Normalized Operating Profit	2,435.7	-	(993.5)	1,013.8	2,824.6	43.4%
Normalized EBITDA	3,289.7	-	(1,321.5)	1,321.8	3,755.3	41.9%

LAS - 6M Recalculated at YTD Exchange Rates	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	11,466.6	-	(5,644.8)	5,746.7	12,939.5	51.9%
COGS	(5,805.8)	-	2,746.6	(2,836.7)	(6,546.9)	50.3%
COGS excl. deprec. & amort.	(5,164.0)	-	2,460.3	(2,612.3)	(5,906.2)	52.0%
Gross profit	5,660.8	-	(2,898.1)	2,910.0	6,392.6	53.5%
SG&A excl. deprec. & amort.	(2,829.3)	-	1,409.3	(1,434.2)	(3,182.0)	52.7%
SG&A deprec. & amort.	(257.8)	-	148.1	(173.1)	(318.7)	69.9%
SG&A total	(3,087.1)	-	1,557.4	(1,607.3)	(3,500.7)	54.1%
Other operating income/(expenses)	5.4	-	(32.9)	49.7	34.6	nm
Normalized Operating Profit	2,579.1	-	(1,373.6)	1,352.5	2,926.6	54.5%
Normalized EBITDA	3,478.7	-	(1,808.0)	1,750.0	3,886.0	52.3%

LAS - 6M Recalculation Impact in 3Q	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	535.0	-	(1,425.2)	1,272.8	382.6
COGS	(234.0)	-	664.8	(609.3)	(178.5)
COGS excl. deprec. & amort.	(201.7)	-	595.5	(553.7)	(159.9)
Gross profit	301.0	-	(760.4)	663.5	204.1
SG&A excl. deprec. & amort.	(142.5)	-	352.0	(304.1)	(94.5)
SG&A deprec. & amort.	(13.2)	-	37.1	(33.9)	(10.0)
SG&A total	(155.7)	-	389.1	(338.0)	(104.5)
Other operating income/(expenses)	(1.9)	-	(8.8)	13.2	2.4
Normalized Operating Profit	143.4	-	(380.1)	338.7	102.0
Normalized EBITDA	188.9	-	(486.5)	428.2	130.6

LAS 3M and 6M Recalculation Impact in YTD	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	388.1	-	(986.3)	1,371.0	772.8
COGS	(169.6)	-	461.2	(651.1)	(359.5)
COGS excl. deprec. & amort.	(144.8)	-	411.7	(590.2)	(323.2)
Gross profit	218.5	-	(525.1)	719.9	413.3
SG&A excl. deprec. & amort.	(108.2)	-	256.3	(327.8)	(179.7)
SG&A deprec. & amort.	(10.2)	-	28.2	(35.9)	(17.9)
SG&A total	(118.3)	-	284.5	(363.7)	(197.5)
Other operating income/(expenses)	(1.5)	-	(5.3)	12.3	5.5
Normalized Operating Profit	98.7	-	(246.0)	368.6	221.3
Normalized EBITDA	133.7	-	(323.6)	465.3	275.4

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 6M Impact”.

Page | 18

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q21	3Q22	YTD21	YTD22
R$ million

Profit - Ambev holders	3,552.5	3,108.6	9,063.7	9,491.1
Non-controlling interest	160.2	106.5	311.9	316.8
Income tax expense	(590.3)	(411.1)	279.3	100.2
Profit before taxes	3,122.5	2,803.9	9,655.0	9,908.1
Share of results of joint ventures	19.3	2.4	40.9	8.0
Net finance results	876.2	1,251.1	2,217.8	2,343.2
Exceptional items	80.4	19.8	237.4	78.3
Normalized Operating Profit	4,098.4	4,077.1	12,151.1	12,337.6
Depreciation & amortization - total	1,370.5	1,523.4	3,934.2	4,324.0
Normalized EBITDA	5,468.9	5,600.6	16,085.4	16,661.6
Exceptional items	(80.4)	(19.8)	(237.4)	(78.3)
Share of results of joint ventures	(19.3)	(2.4)	(40.9)	(8.0)
EBITDA	5,369.2	5,578.4	15,807.0	16,575.4

Page | 19

3Q 2022 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	October 27, 2022 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants (toll free)	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast:the conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/3q22.htm

Portuguese: https://choruscall.com.br/ambev/3t22.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Tatiana Coimbra Castello Branco

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	tatiana.branco@ambev.com.br

ri.ambev.com.br

Page | 20

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2021 (3Q21). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q21	3Q22%		3Q21	3Q22%		3Q21	3Q22%		3Q21	3Q22%		3Q21	3Q22%		3Q21	3Q22%		3Q21	3Q22%
Volume (000 hl)	23,475.4	23,482.3	0.0%	7,248.6	7,987.3	10.2%	30,724.1	31,469.6	2.4%	3,381.9	2,750.3	-18.7%	8,780.5	9,174.6	4.5%	2,768.9	2,861.9	3.4%	45,655.4	46,256.3	1.3%

R$ million
Net revenue	7,730.8	9,050.2	17.1%	1,265.6	1,718.2	35.8%	8,996.5	10,768.4	19.7%	2,397.0	2,219.0	-13.1%	4,195.0	4,505.3	45.8%	2,904.1	3,094.9	9.2%	18,492.6	20,587.6	18.9%
% of total	41.8%	44.0%		6.8%	8.3%		48.6%	52.3%		13.0%	10.8%		22.7%	21.9%		15.7%	15.0%		100.0%	100.0%
COGS	(4,106.0)	(4,852.1)	18.2%	(782.3)	(999.6)	27.8%	(4,888.3)	(5,851.7)	19.7%	(1,103.2)	(1,201.3)	3.4%	(2,086.8)	(2,277.5)	45.1%	(1,174.7)	(1,317.5)	15.0%	(9,253.1)	(10,648.1)	22.3%
% of total	44.4%	45.6%		8.5%	9.4%		52.8%	55.0%		11.9%	11.3%		22.6%	21.4%		12.7%	12.4%		100.0%	100.0%
Gross profit	3,624.9	4,198.2	15.8%	483.3	718.5	48.7%	4,108.2	4,916.7	19.7%	1,293.8	1,017.7	-27.1%	2,108.2	2,227.8	46.6%	1,729.4	1,777.4	5.2%	9,239.5	9,939.6	15.5%
% of total	39.2%	42.2%		5.2%	7.2%		44.5%	49.5%		14.0%	10.2%		22.8%	22.4%		18.7%	17.9%		100.0%	100.0%
SG&A	(2,475.1)	(2,805.4)	13.3%	(391.0)	(489.0)	25.1%	(2,866.1)	(3,294.4)	14.9%	(428.7)	(580.4)	29.8%	(1,106.3)	(1,237.9)	56.4%	(990.7)	(1,098.4)	13.1%	(5,391.8)	(6,211.1)	23.3%
% of total	45.9%	45.2%		7.3%	7.9%		53.2%	53.0%		8.0%	9.3%		20.5%	19.9%		18.4%	17.7%		100.0%	100.0%
Other operating income/(expenses)	178.0	251.5	52.3%	67.9	99.9	51.6%	245.8	351.5	52.1%	5.7	(3.8)	-191.5%	13.3	(1.6)	-72.9%	(14.3)	2.7	-118.1%	250.6	348.7	48.7%
% of total	71.0%	72.1%		27.1%	28.7%		98.1%	100.8%		2.3%	-1.1%		5.3%	-0.5%		-5.7%	0.8%		100.0%	100.0%
Normalized Operating Profit	1,327.7	1,644.3	25.3%	160.2	329.5	107.5%	1,488.0	1,973.8	34.2%	870.9	433.5	-56.2%	1,015.2	988.3	33.8%	724.4	681.6	-3.2%	4,098.4	4,077.1	7.3%
% of total	32.4%	40.3%		3.9%	8.1%		36.3%	48.4%		21.2%	10.6%		24.8%	24.2%		17.7%	16.7%		100.0%	100.0%
Normalized EBITDA	2,020.6	2,359.7	17.7%	252.7	448.0	78.5%	2,273.3	2,807.7	24.5%	1,006.8	631.1	-43.6%	1,331.5	1,347.0	40.5%	857.4	814.7	-2.6%	5,468.9	5,600.6	10.6%
% of total	36.9%	42.1%		4.6%	8.0%		41.6%	50.1%		18.4%	11.3%		24.3%	24.1%		15.7%	14.5%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-53.1%	-53.6%		-61.8%	-58.2%		-54.3%	-54.3%		-46.0%	-54.1%		-49.7%	-50.6%		-40.5%	-42.6%		-50.0%	-51.7%
Gross profit	46.9%	46.4%		38.2%	41.8%		45.7%	45.7%		54.0%	45.9%		50.3%	49.4%		59.5%	57.4%		50.0%	48.3%
SG&A	-32.0%	-31.0%		-30.9%	-28.5%		-31.9%	-30.6%		-17.9%	-26.2%		-26.4%	-27.5%		-34.1%	-35.5%		-29.2%	-30.2%
Other operating income/(expenses)	2.3%	2.8%		5.4%	5.8%		2.7%	3.3%		0.2%	-0.2%		0.3%	0.0%		-0.5%	0.1%		1.4%	1.7%
Normalized Operating Profit	17.2%	18.2%		12.7%	19.2%		16.5%	18.3%		36.3%	19.5%		24.2%	21.9%		24.9%	22.0%		22.2%	19.8%
Normalized EBITDA	26.1%	26.1%		20.0%	26.1%		25.3%	26.1%		42.0%	28.4%		31.7%	29.9%		29.5%	26.3%		29.6%	27.2%

Per hectoliter - (R$/hl)
Net revenue	329.3	385.4	17.0%	174.6	215.1	23.2%	292.8	342.2	16.9%	708.8	806.8	6.9%	477.8	491.1	39.6%	1,048.8	1,081.4	5.6%	405.0	445.1	17.4%
COGS	(174.9)	(206.6)	18.1%	(107.9)	(125.2)	16.0%	(159.1)	(185.9)	16.9%	(326.2)	(436.8)	27.1%	(237.7)	(248.2)	38.8%	(424.3)	(460.4)	11.2%	(202.7)	(230.2)	20.7%
Gross profit	154.4	178.8	15.8%	66.7	90.0	34.9%	133.7	156.2	16.8%	382.6	370.0	-10.4%	240.1	242.8	40.3%	624.6	621.1	1.8%	202.4	214.9	14.0%
SG&A	(105.4)	(119.5)	13.3%	(53.9)	(61.2)	13.5%	(93.3)	(104.7)	12.2%	(126.8)	(211.0)	59.6%	(126.0)	(134.9)	49.7%	(357.8)	(383.8)	9.4%	(118.1)	(134.3)	21.7%
Other operating income/(expenses)	7.6	10.7	52.3%	9.4	12.5	37.6%	8.0	11.2	48.5%	1.7	(1.4)	nm	1.5	(0.2)	nm	(5.1)	0.9	-117.5%	5.5	7.5	46.7%
Normalized Operating Profit	56.6	70.0	25.3%	22.1	41.3	88.3%	48.4	62.7	31.0%	257.5	157.6	-46.2%	115.6	107.7	28.0%	261.6	238.2	-6.4%	89.8	88.1	5.9%
Normalized EBITDA	86.1	100.5	17.7%	34.9	56.1	62.0%	74.0	89.2	21.5%	297.7	229.5	-30.7%	151.6	146.8	34.5%	309.7	284.7	-5.8%	119.8	121.1	9.1%

Page | 22

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%
Volume (000 hl)	65,249.4	67,437.6	3.4%	20,225.0	23,109.4	14.3%	85,474.4	90,547.1	5.9%	9,806.4	8,673.8	-11.5%	26,109.4	26,911.3	3.1%	7,602.9	7,448.3	-2.0%	128,993.2	133,580.4	3.6%

R$ million
Net revenue	21,304.9	25,063.3	17.6%	3,440.3	4,755.6	38.2%	24,745.2	29,819.0	20.5%	7,018.1	6,725.7	-3.1%	10,931.6	12,556.9	42.4%	8,148.7	7,914.2	3.3%	50,843.5	57,015.8	19.0%
% of total	41.9%	44.0%		6.8%	8.3%		48.7%	52.3%		13.8%	11.8%		21.5%	22.0%		16.0%	13.9%		100.0%	100.0%
COGS	(10,951.0)	(13,363.7)	22.0%	(2,020.3)	(2,852.7)	41.2%	(12,971.4)	(16,216.4)	25.0%	(3,289.9)	(3,524.2)	8.6%	(5,571.8)	(6,368.4)	41.2%	(3,330.7)	(3,327.8)	6.1%	(25,163.7)	(29,436.8)	23.8%
% of total	43.5%	45.4%		8.0%	9.7%		51.5%	55.1%		13.1%	12.0%		22.1%	21.6%		13.2%	11.3%		100.0%	100.0%
Gross profit	10,353.9	11,699.6	13.0%	1,420.0	1,902.9	34.0%	11,773.9	13,602.6	15.5%	3,728.2	3,201.5	-13.5%	5,359.8	6,188.5	43.7%	4,818.0	4,586.4	1.4%	25,679.8	27,579.0	14.3%
% of total	40.3%	42.4%		5.5%	6.9%		45.8%	49.3%		14.5%	11.6%		20.9%	22.4%		18.8%	16.6%		100.0%	100.0%
SG&A	(7,086.3)	(8,064.3)	13.8%	(1,115.9)	(1,338.8)	20.0%	(8,202.2)	(9,403.1)	14.6%	(1,439.3)	(1,444.3)	1.7%	(2,931.5)	(3,396.2)	45.1%	(2,779.3)	(2,972.7)	13.0%	(15,352.2)	(17,216.2)	18.7%
% of total	46.2%	46.8%		7.3%	7.8%		53.4%	54.6%		9.4%	8.4%		19.1%	19.7%		18.1%	17.3%		100.0%	100.0%
Other operating income/(expenses)	1,519.8	1,551.9	47.6%	307.6	348.7	56.3%	1,827.4	1,900.6	49.6%	9.8	31.1	nm	7.4	32.3	nm	(21.0)	10.9	-161.3%	1,823.5	1,974.8	64.9%
% of total	83.3%	78.6%		16.9%	17.7%		100.2%	96.2%		0.5%	1.6%		0.4%	1.6%		-1.2%	0.6%		100.0%	100.0%
Normalized Operating Profit	4,787.4	5,187.3	15.8%	611.6	912.8	76.5%	5,399.0	6,100.1	22.2%	2,298.7	1,788.3	-22.1%	2,435.7	2,824.6	43.4%	2,017.7	1,624.7	-12.8%	12,151.1	12,337.6	10.9%
% of total	39.4%	42.0%		5.0%	7.4%		44.4%	49.4%		18.9%	14.5%		20.0%	22.9%		16.6%	13.2%		100.0%	100.0%
Normalized EBITDA	6,726.1	7,298.4	13.5%	875.7	1,218.6	53.7%	7,601.8	8,517.0	17.9%	2,775.2	2,323.1	-16.0%	3,289.7	3,755.3	41.9%	2,418.6	2,066.2	-8.1%	16,085.4	16,661.6	12.4%
% of total	41.8%	43.8%		5.4%	7.3%		47.3%	51.1%		17.3%	13.9%		20.5%	22.5%		15.0%	12.4%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-51.4%	-53.3%		-58.7%	-60.0%		-52.4%	-54.4%		-46.9%	-52.4%		-51.0%	-50.7%		-40.9%	-42.0%		-49.5%	-51.6%
Gross profit	48.6%	46.7%		41.3%	40.0%		47.6%	45.6%		53.1%	47.6%		49.0%	49.3%		59.1%	58.0%		50.5%	48.4%
SG&A	-33.3%	-32.2%		-32.4%	-28.2%		-33.1%	-31.5%		-20.5%	-21.5%		-26.8%	-27.0%		-34.1%	-37.6%		-30.2%	-30.2%
Other operating income/(expenses)	7.1%	6.2%		8.9%	7.3%		7.4%	6.4%		0.1%	0.5%		0.1%	0.3%		-0.3%	0.1%		3.6%	3.5%
Normalized Operating Profit	22.5%	20.7%		17.8%	19.2%		21.8%	20.5%		32.8%	26.6%		22.3%	22.5%		24.8%	20.5%		23.9%	21.6%
Normalized EBITDA	31.6%	29.1%		25.5%	25.6%		30.7%	28.6%		39.5%	34.5%		30.1%	29.9%		29.7%	26.1%		31.6%	29.2%

Per hectoliter - (R$/hl)
Net revenue	326.5	371.7	13.8%	170.1	205.8	21.0%	289.5	329.3	13.8%	715.7	775.4	9.5%	418.7	466.6	38.2%	1,071.8	1,062.6	5.5%	394.2	426.8	14.9%
COGS	(167.8)	(198.2)	18.1%	(99.9)	(123.4)	23.6%	(151.8)	(179.1)	18.0%	(335.5)	(406.3)	22.8%	(213.4)	(236.6)	37.0%	(438.1)	(446.8)	8.3%	(195.1)	(220.4)	19.6%
Gross profit	158.7	173.5	9.3%	70.2	82.3	17.3%	137.7	150.2	9.1%	380.2	369.1	-2.2%	205.3	230.0	39.4%	633.7	615.8	3.5%	199.1	206.5	10.4%
SG&A	(108.6)	(119.6)	10.1%	(55.2)	(57.9)	5.0%	(96.0)	(103.8)	8.2%	(146.8)	(166.5)	15.0%	(112.3)	(126.2)	40.8%	(365.6)	(399.1)	15.3%	(119.0)	(128.9)	14.7%
Other operating income/(expenses)	23.3	23.0	42.8%	15.2	15.1	36.8%	21.4	21.0	41.2%	1.0	3.6	nm	0.3	1.2	nm	(2.8)	1.5	-162.5%	14.1	14.8	59.2%
Normalized Operating Profit	73.4	76.9	12.1%	30.2	39.5	54.4%	63.2	67.4	15.4%	234.4	206.2	-11.9%	93.3	105.0	39.1%	265.4	218.1	-11.0%	94.2	92.4	7.1%
Normalized EBITDA	103.1	108.2	9.8%	43.3	52.7	34.5%	88.9	94.1	11.3%	283.0	267.8	-5.0%	126.0	139.5	37.7%	318.1	277.4	-6.1%	124.7	124.7	8.5%

Page | 23

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2021	September 30, 2022

Assets
Current assets
Cash and cash equivalents	16,627.7	17,712.7
Investment securities	1,914.6	1,347.2
Derivative financial instruments	597.4	617.0
Trade receivables	4,791.6	5,386.5
Inventories	11,000.3	12,495.1
Income tax and social contributions receivable	631.5	966.7
Other taxes receivable	1,981.1	1,741.4
Other assets	1,082.8	1,290.5
	38,627.1	41,557.0

Non-current assets
Investment securities	192.9	233.7
Derivative financial instruments	1.6	-
Income tax and social contributions receivable	6,326.9	3,109.9
Deferred tax assets	4,727.7	7,477.0
Taxes receivable	6,005.4	6,639.1
Other assets	2,063.3	1,966.5
Employee benefits	27.9	28.0
Investments in joint ventures	305.2	317.6
Property, plant and equipment	29,224.3	29,926.9
Intangible	8,689.0	9,176.2
Goodwill	42,411.3	41,632.0
	99,975.3	100,507.0

Total assets	138,602.5	142,064.0

Equity and liabilities
Current liabilities
Trade payables	25,077.9	21,313.2
Derivative financial instruments	492.5	1,100.2
Interest-bearing loans and borrowings	847.1	761.5
Bank overdrafts	30.5	438.8
Payroll and social security payables	2,439.4	2,225.6
Dividends and interest on shareholder´s equity payable	1,425.0	1,447.9
Income tax and social contribution payable	1,491.0	1,156.3
Taxes and contributions payable	4,585.9	3,688.4
Other liabilities	2,304.5	2,664.8
Provisions	172.3	183.1
	38,866.4	34,979.7

Non-current liabilities
Trade payables	617.1	555.2
Derivative financial instruments	-	4.0
Interest-bearing loans and borrowings	2,253.4	2,219.0
Deferred tax liabilities	3,214.0	3,783.5
Income tax and social contribution payable	1,686.9	1,622.2
Taxes and contributions payable	704.2	909.7
Put option granted on subsidiary and other liabilities	3,445.2	2,850.4
Provisions	603.8	803.3
Employee benefits	3,194.0	2,785.6
	15,718.5	15,532.7

Total liabilities	54,584.9	50,512.5

Equity
Issued capital	58,042.5	58,130.5
Reserves	86,378.8	86,434.1
Comprehensive income	(61,778.3)	(66,694.1)
Retained earnings	-	12,307.5
Equity attributable to equity holders of Ambev	82,643.0	90,178.0
Non-controlling interests	1,374.6	1,373.4
Total Equity	84,017.6	91,551.5

Total equity and liabilities	138,602.5	142,064.0

Page | 24

CONSOLIDATED INCOME STATEMENT	3Q21	3Q22	YTD21	YTD22
R$ million

Net revenue	18,492.6	20,587.6	50,843.5	57,015.8
Cost of goods sold	(9,253.1)	(10,648.1)	(25,163.7)	(29,436.8)
Gross profit	9,239.5	9,939.6	25,679.8	27,579.0

Distribution expenses	(2,533.4)	(3,000.4)	(7,023.8)	(8,144.4)
Sales and marketing expenses	(1,741.8)	(1,896.4)	(4,834.9)	(5,289.3)
Administrative expenses	(1,116.6)	(1,314.3)	(3,493.5)	(3,782.6)
Other operating income/(expenses)	250.6	348.7	1,823.5	1,974.8

Normalized Operating Profit	4,098.4	4,077.1	12,151.1	12,337.6

Exceptional items	(80.4)	(19.8)	(237.4)	(78.3)

Income from operations	4,018.0	4,057.3	11,913.7	12,259.3

Net finance results	(876.2)	(1,251.1)	(2,217.8)	(2,343.2)
Share of results of joint ventures	(19.3)	(2.4)	(40.9)	(8.0)

Profit before income tax	3,122.5	2,803.9	9,655.0	9,908.1

Income tax expense	590.3	411.1	(279.3)	(100.2)

Profit	3,712.7	3,215.0	9,375.6	9,807.9
Equity holders of Ambev	3,552.5	3,108.6	9,063.7	9,491.1
Non-controlling interest	160.2	106.5	311.9	316.8

Basic earnings per share (R$)	0.23	0.20	0.58	0.60
Diluted earnings per share (R$)	0.22	0.20	0.57	0.60

Normalized Profit	3,753.3	3,229.8	9,477.9	9,867.1

Normalized basic earnings per share (R$)	0.23	0.20	0.58	0.61
Normalized diluted earnings per share (R$)	0.23	0.20	0.58	0.60

Nº of basic shares outstanding (million of shares)	15,737.0	15,741.6	15,736.6	15,742.0
Nº of diluted shares outstanding (million if shares)	15,861.1	15,853.1	15,860.7	15,853.5

Page | 25

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q21	3Q22	YTD21	YTD22
R$ million

Profit	3,712.7	3,215.0	9,375.6	9,807.9
Depreciation, amortization and impairment	1,370.5	1,523.4	3,934.2	4,324.0
Impairment losses on receivables and inventories	65.3	93.1	141.1	232.0
Additions/(reversals) in provisions and employee benefits	50.2	99.1	143.6	149.3
Net finance cost	876.2	1,251.1	2,217.8	2,343.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(21.3)	(19.0)	(63.7)	(65.0)
Equity-settled share-based payment expense	108.1	67.0	307.6	217.9
Income tax expense	(590.3)	(411.1)	279.3	100.2
Share of result of joint ventures	19.3	2.4	40.9	8.0
Other non-cash items included in the profit	(439.5)	(75.8)	(1,186.3)	(590.4)
Cash flow from operating activities before changes in working capital and provisions	5,151.3	5,745.1	15,190.2	16,527.2
(Increase)/decrease in trade and other receivables	(518.6)	(815.7)	(759.8)	(835.5)
(Increase)/decrease in inventories	267.3	(60.6)	(1,973.0)	(2,236.6)
Increase/(decrease) in trade and other payables	1,279.2	1,288.6	335.6	(3,183.0)
Cash generated from operations	6,179.2	6,157.4	12,792.9	10,272.1
Interest paid	(97.6)	(205.9)	(364.5)	(419.5)
Interest received	114.8	246.4	225.5	630.1
Dividends received	(0.3)	0.5	2.4	5.6
Income tax and social contributions paid	202.1	(89.1)	(1,580.8)	(1,656.9)
Cash flow from operating activities	6,398.2	6,109.4	11,075.5	8,831.4

Proceeds from sale of property, plant, equipment and intangible assets	26.2	39.8	87.8	98.0
Proceeds from sale of operations in subsidiaries		-	0.4	-
Acquisition of property, plant, equipment and intangible assets	(1,699.7)	(1,855.9)	(4,666.8)	(4,497.6)
Acquisition of subsidiaries, net of cash acquired	18.2		(114.7)	(2.9)
Acquisition of other investments	0.1	-	(5.2)	(30.0)
(Investments)/net proceeds of debt securities	(821.6)	167.2	(361.2)	509.0
Net proceeds/(acquisition) of other assets	0.1	-	5.0	15.0
Cash flow used in investing activities	(2,476.7)	(1,648.9)	(5,054.7)	(3,908.5)

Capital increase	-	-	3.4	23.8
Proceeds/(repurchase) of shares	-	(0.6)	(42.8)	(56.4)
Acquisition of non-controlling interests	-	-	-	(0.1)
Proceeds from borrowings	116.2	75.5	264.9	203.4
Repayment of borrowings	(75.4)	(120.7)	(2,289.9)	(196.7)
Cash net finance costs other than interests	302.5	(558.1)	(1,484.9)	(2,772.0)
Payment of lease liabilities	(163.7)	(205.1)	(470.7)	(577.1)
Dividends and interest on shareholders’ equity paid	(24.6)	(117.6)	(1,497.7)	(282.5)
Cash flow from financing activities	155.0	(926.5)	(5,517.6)	(3,657.6)

Net increase/(decrease) in Cash and cash equivalents	4,076.5	3,534.0	503.2	1,265.3
Cash and cash equivalents less bank overdrafts at the beginning of the period	13,175.3	13,610.7	17,090.3	16,597.2
Effect of exchange rate fluctuations	492.8	129.2	151.1	(588.6)
Cash and cash equivalents less bank overdrafts at the end of the period	17,744.6	17,273.9	17,744.6	17,273.9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer